

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2017

Paul N. Farquhar
Vice President and Chief Financial Officer
Sevcon, Inc.
155 Northboro Road
Southborough, MA 01772

> **Re:** **Sevcon, Inc.**
> **Definitive Additional Soliciting Material**
> **Filed January 25, 2017**
> **Response dated February 2, 2017**
> **File No. 001-09789**

Dear Mr. Farquhar:

We have reviewed your response and have the following comment.

<u>General</u>

1. We note your response to our prior comment 1. The statement "urg[ing] Mr. Morris to do the right thing for stockholders and withdraw the proxy campaign now" appears to go beyond a statement of "how the security holder intends to vote and the reasons therefor" contemplated by Rule 14a-1(l)(2)(iv). Please provide an alternative analysis assessing whether Bassi is a participant in your solicitation, including whether any exemption is available under Rule 14a-2(b)(1), paying due regard to Rule 14a-2(b)(1)(x). Include a description of any communications between Bassi and Sevcon in this matter.

Please contact Christina Thomas at (202) 551-3577 or me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Matthew C. Dallett, Esq.
Locke Lord LLP